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08028006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
103

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21590

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clarendon Insurance Agency, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sun Life Executive Park
(No. and Street)

Wellesley Hills (City) MA (State) 02481 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane F. Jette 781-446-1208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street (Address) Boston (City) MA (State) 02116-5022

PROCESSED
MAR 24 2008
E
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB
3/10

OATH OR AFFIRMATION

I, Jane F. Jette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clarendon Insurance Agency, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jane F. Jette
Signature

Financial Operations Principal and Treasurer
Title

Barbara Helen Hargraves
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clarendon Insurance Agency, Inc.

(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

(SEC I.D. No. 21590)

Financial Statements as of and for the Year Ended December 31, 2007, and Supplemental Schedule of Computation of Net Capital as of December 31, 2007, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) as a

PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Clarendon Insurance Agency, Inc.
Wellesley, Massachusetts

We have audited the accompanying statement of financial condition of Clarendon Insurance Agency, Inc. (the "Company") (a wholly owned subsidiary of Sun Life Assurance Company of Canada (U.S.)) as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 4 to the financial statements, the majority of revenue earned and expenses incurred by the Company is the result of transactions with related parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 of the Company as of December 31, 2007 is presented on page 10 for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 19, 2008

CLARENDON INSURANCE AGENCY, INC.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CASH	$ 453,507
ACCOUNTS RECEIVABLE — Related parties	219,051
TOTAL	$ 672,558

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES — Payable to related parties	$ 219,051
STOCKHOLDER'S EQUITY:	
Common shares, $1 par value — 150,000 shares authorized, 600 shares issued and outstanding	600
Additional paid-in capital	744,400
Accumulated deficit	(291,493)
Total stockholder's equity	453,507
TOTAL	$ 672,558

See notes to financial statements.

CLARENDON INSURANCE AGENCY, INC.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUE — Fee income	$617,016
Total revenue	617,016
EXPENSES — Fee expense	617,016
Total expenses	617,016
NET INCOME	$ -

See notes to financial statements.

CLARENDON INSURANCE AGENCY, INC.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

	Shares	Common Shares	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE — January 1, 2007	600	$600	$494,400	$ (291,493)	$ 203,507
Capital contribution from Parent			250,000		250,000
Net income					-
BALANCE — December 31, 2007	600	$600	$744,400	$ (291,493)	$ 453,507

See notes to financial statements.

CLARENDON INSURANCE AGENCY, INC.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ -
Changes in assets and liabilities:	
Accounts receivable — related parties	(144,647)
Payable to related parties	144,647
Net cash provided by operating activities	-
CASH FLOWS FROM FINANCING ACTIVITIES — Capital contribution	250,000
INCREASE IN CASH AND CASH EQUIVALENTS	250,000
CASH AND CASH EQUIVALENTS — Beginning of year	203,507
CASH AND CASH EQUIVALENTS — End of year	$ 453,507

See notes to financial statements.

1. BUSINESS AND ORGANIZATION

Clarendon Insurance Agency, Inc. (the "Company") is a Financial Industry Regulatory Authority (FINRA) registered broker-dealer and acts as principal underwriter and general distributor for the sale of variable annuities and variable life insurance policies offered by its parent, Sun Life Assurance Company of Canada (U.S.) (the "Parent"), and Sun Life Insurance and Annuity Company of New York, an affiliate. The Company does not carry securities accounts for customers or perform securities custodial functions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of financial statements in conformity with accounting pronouncements generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Presentation — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Recognition of Fee Income and Expense — Fee income and expense are recognized when the sales of financial products are settled, which is materially the same as recognition on a trade-date basis.

3. INCOME TAXES

The Company is included in the consolidated tax return of the Parent and affiliates for state and federal income tax reporting. Federal and state income amounts are allocated among members of the consolidated tax group based upon separate return calculations. The Company had no tax liability at December 31, 2007.

At December 31, 2007, the Company had a net operating loss carryforward for tax purposes of approximately $20,500 which begins expiring in 2020 and can only be used to offset the Company's taxable income. The Company has established a valuation allowance at December 31, 2007 that completely offsets the deferred tax asset resulting from the net operating loss as it is management's belief that it is more likely than not that these losses will not be recoverable.

4. RELATED-PARTY TRANSACTIONS

By agreement with the Company, the Parent keeps related records on behalf of the Company to record fees and expenses. Also by agreement, affiliated broker-dealers perform certain marketing functions for the variable insurance products issued by the Parent. The Company earns all of its commission income from affiliated companies from the sale of variable annuities. The Company incurs a corresponding commission expense with the third-party agents and brokers. The Company also earns a distribution fee from affiliated separate accounts. The Company incurs a corresponding distribution fee expense with affiliated companies.

The Company's operations consist solely of activities performed for affiliated companies and may not be indicative of the conditions that would have existed or the results of operations if the Company had not been operated as an affiliated company.

5. NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, including Rule 15c3-1, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Company's net capital, as computed pursuant to Rule 15c3-1, at December 31, 2007 was $234,456, which was greater than the required net capital of $14,603 by $219,853. The ratio of aggregate indebtedness to net capital was 0.93 to 1.

During 2007, the Company received $250,000 in capital contributions from the Parent.

6. EXEMPTION FROM RESERVE AND SECURITY CUSTODY REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Securities Exchange Act of 1934, under the provisions of subparagraph (k)(1) thereof, since its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. All customer funds are promptly transmitted, and all securities received in connection with activities as a broker-dealer are promptly delivered. The Company does not otherwise hold funds or securities for, or owe money or securities to, customers.

* * * * * *

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL REQUIRED UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

CLARENDON INSURANCE AGENCY, INC.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL REQUIRED UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2007

CAPITAL — Stockholder's equity	$453,507
DEDUCTIONS — Nonallowable assets — accounts receivable	219,051
NET CAPITAL	$234,456
AGGREGATE INDEBTEDNESS — Total liabilities	$219,051
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF BROKER-DEALER (The greater of 6-2/3% of aggregate indebtedness, or $5,000)	$ 14,603
EXCESS NET CAPITAL	$219,853
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.93–1

NOTE: There were no differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS Report as of December 31, 2007.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

February 19, 2008

Clarendon Insurance Agency, Inc.
One Sun Life Executive Park
Wellesley Hills, MA 02481-5699

In planning and performing our audit of the financial statements of Clarendon Insurance Agency, Inc. (the "Company") (a wholly owned subsidiary of Sun Life Assurance Company of Canada (U.S.)) as of and for the year ended December 31, 2007 (on which we issued our report dated February 19, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END